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                                                                    EXHIBIT 99.1

[LOGO] CAMPBELL RESOURCES INC.

                                  PRESS RELEASE

                              For immediate release

MONTREAL, OCTOBER 26, 2005 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) announces that it has been granted an extension to November 25, 2005 of the initial order granted June 30th under the Companies' Creditors Arrangement Act. Operations at the Copper Rand and Joe Mann mines are continuing as well as exploration on the Corner Bay property.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2003. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -


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FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                                   Tel.: 514-939-3989
                                                                 Fax: 514-939-3717
                                                                 www.renmarkfinancial.com
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